FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Delivers 38,000 sq km of Ultramodern Seismic Images Ahead of Mexico’s Licensing Round

Paris, France – September 20, 2016

CGG announced today that the Fast Trax™ Reverse Time Migration (RTM) data from its Encontrado multi-client mega-merge project covering the Perdido fold belt has been delivered on time to the industry and the Comision Nacional de Hidrocarburos (CNH) ahead of Mexico’s December Licensing Round.

The Fast Trax results are available now for license on a non-exclusive basis, with final imaging datasets expected in the summer of 2017.

The Encontrado reprocessing project is a unique merge of over 38,000 km2 of wide-azimuth data from over nine previously acquired and processed surveys, covering some of the most prospective areas of the Gulf of Mexico, including the Great White and Trion discovery to the north and Corfu and Ixcuta further south. Over 35,000 km2 of the data is in the Mexican Gulf of Mexico. The data is being processed through an advanced high-end sequence, including bandwidth extension and 3D deghosting, 3D SRME and advanced imaging using TTI RTM and Kirchhoff migrations. Tomography and Full-Waveform Inversion (FWI) are being used to enhance the velocity model.

Jean-Georges Malcor, CEO, CGG, said: “At a time when Mexico is opening up its oil and gas sector to new players, CGG is capitalizing on the wealth of local experience it has gained in high-end deepwater acquisition and processing to help them make better decisions, faster. We have therefore timed delivery of our Encontrado Fast Trax results to give the industry a previously unavailable, very large regional overview of the exploration blocks being offered in Mexico’s Licensing Round based on ultramodern subsurface images.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 20th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO